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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 6*

                    Under the Securities Exchange Act of 1934

                                  Comarco, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    200080109
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                  May 15, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

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CUSIP No.  200080109
- --------------------------------------------------------------------------------

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

               Okabena Partnership K, a Minnesota general partnership
               41-1642281
- --------------------------------------------------------------------------------

     (2)       Check the Appropriate Box if a Member of a Group
                                                            (a)       [     ]
                                                            (b)       [  X  ]
- --------------------------------------------------------------------------------
     (3)       SEC Use Only

- --------------------------------------------------------------------------------
     (4)       Source of Funds

               WC
- --------------------------------------------------------------------------------
     (5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d) or 2(e)                                     [     ]

- --------------------------------------------------------------------------------
     (6)       Citizenship or Place of Organization

               MN
- --------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power        379,300   shares
Shares Bene-   -----------------------------------------------------------------
 ficially      (8)  Shared Voting Power                shares
Owned by       -----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power   379,300   shares
 ing Person    -----------------------------------------------------------------
 With          (10) Shared Dispositive Power           shares
- --------------------------------------------------------------------------------
     (11)      Aggregate Amount Beneficially Owned by Each Reporting Person

               379,300   shares
- --------------------------------------------------------------------------------
     (12)      Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares                                                 [      ]
- --------------------------------------------------------------------------------
     (13)      Percent of Class Represented by Amount in Row (11)
                              8.04%
- --------------------------------------------------------------------------------
     (14)      Type of Reporting Person (See Instructions)

               PN


                                Page 2 of 5 pages

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*Note:         This Amendment No. 6 effects a renumbering of amendments to reflect the correct number of amendments by the Reporting Person since its original Schedule 13D was filed on or about March 22, 1993.

ITEM 1.   SECURITY AND ISSUER

               The class of equity securities to which this statement relates is the common stock ( the "Common Stock") of Comarco, Inc. (the "Company"). The principal executive offices of the Company are located at 22800 Savi Ranch Parkway, Suite 214, Yorba Linda, CA 92687.

ITEM 2.   IDENTITY AND BACKGROUND

               (a) - (c). This statement is being filed by Okabena Partnership K, a Minnesota general partnership. Its principal business is investment. Okabena Investment Services, Inc., a Minnesota corporation, is the corporate managing partner of the Reporting Person and its principal business is to provide investment and administrative services. Their principal offices are located at 5140 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4139.


               (d) and (e). During the last five years, no Reporting Person and no person listed on Exhibit A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  U.S.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               WC


ITEM 4.   PURPOSE OF TRANSACTION

               For investment.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

               (c). The Reporting Person sold 1,000 shares of Common Stock on January 11, 1996 at $14.40 per share and 5,400 shares on May 3, 1996 at $15.65 per share, in open market transactions, thus reducing its ownership to 379,300 or 8.04%.


                                Page 3 of 5 pages

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               The Reporting Person effected the following short sales against the box as set forth in the table below.

               Date of        Number of Shares         Price Per
               Shares            Sold Short              Share
               -------        ----------------         ---------
               5/14/96               12,500             $16.47
               5/15/96               37,500             $16.35
               5/17/96               10,000             $19.38
               5/21/96               15,000             $20.13


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

               None


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               Exhibit A: General Partners of the Reporting Person





























                                Page 4 of 5 pages

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                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 24, 1996                      OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By:   /s/Gary S. Kohler
                                           -------------------------------------
                                              Gary S. Kohler, Vice President




                                Page 5 of 5 pages